Jefferies Conference Presentation – June 10, 2022 NASDAQ: CNTB DEVELOPING NEXT- GENERATION THERAPEUTICS FOR T CELL DRIVEN INFLAMMATORY DISEASES Exhibit 99.1

Forward-Looking Statements This presentation regarding Connect Biopharma Holdings Limited ("Connect," "we," "us" or "our") has been prepared solely for informational purposes. Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding our future financial condition, results of operations, business strategy and plans, prospective products and their potential benefits, potential product approvals, anticipated milestones, expected data readouts, research and development plans and costs, timing and likelihood of success, objectives of management for future operations, future results of anticipated product development efforts and adequacy of existing cash to fund operations, as well as statements regarding industry trends, are forward-looking statements. Forward-looking statements can be identified by words such as: “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. The inclusion of forward-looking statements should not be regarded as a representation by Connect that any of its expectations, projections or plans will be achieved. Actual results may differ from those expectations, projections or plans due to the risks and uncertainties inherent in Connect’s business and other risks described in Connect’s filings with the SEC. Further information regarding these and other risks is included under the heading "Risk Factors" in Connect’s periodic reports filed with the SEC, including Connect’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports which are available from the SEC's website (www.sec.gov) and on Connect’s website (www.connectbiopharm.com) under the heading "Investors." New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

Company Highlights CBP-201: Interleukin-4-receptor alpha (IL4Rα) blocker (China Phase 2/3 Pivotal/Planning Global Phase 3) CBP-307: Sphingosine 1-phosphate-1 (S1P1) modulator CBP-174: Peripherally acting histamine-3 receptor (H3R) antagonist CBP-201: Potential first product approval for AD in China as soon as 2025*; Planning Phase 3 for AD outside of China; asthma trial opens door to additional Type II disease indications $267.7 million USD in cash and cash equivalents at December 31, 2021, expected to fund operations into at least the second half of 2023 Late-Stage Pipeline Potential Regulatory Approval Strong Cash Position Targeting inflammatory diseases (dermatology, gastroenterology, respiratory) with high unmet need representing multi-billion-dollar global market opportunities Large Opportunity Completed US FDA and China CDE discussions for CBP-201; 3 additional read outs anticipated by end of H1 2023 across 3 disease indications Multiple Catalysts Based on our understanding of standard CDE approval timeline

Recent Accomplishments and Next Anticipated Milestones CBP-201 Confirmed trial design of ongoing Phase 2/3 pivotal AD study with China CDE; topline data on track for 1H ’23; potential approval in China as soon as 2025* Completed US FDA End of Phase 2 mtg for AD, enabling partnership discussions; planning Phase 3 global program Initiated Global Phase 2 trial in asthma, laying groundwork for additional indications; topline data on track for 1H ‘23 CBP-307 Confirmed proof of mechanism and met potential registrational endpoint of Clinical Remission** in Phase 2 trial, enabling partnership discussions CBP-174 Topline data for Phase 1 trial in pruritus associated with AD on track for 2H ’22 Based on our understanding of standard CDE approval timeline **. CBP-307 2.0mg achieved Clinical Remission based on both the complete and adapted Mayo Scores, which has been accepted by the FDA as the primary endpoint in clinical trials that have supported prior approvals for treatments of UC.

5

Robust Pipeline of Potentially Differentiated Therapies

Connect Biopharma has Global Development & Commercialization Rights to all Product Candidates

	INDICATION	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3/Registrational	NEXT ANTICIPATED MILESTONE
CBP-201 Antibody targeting IL-4Rα cytokine receptor (Th2 cell modulator)	Atopic Dermatitis (AD) - China Trial					Report pivotal study top-line in 1H'2023
	Atopic Dermatitis (AD) - Global Trial					Initiate Global Ph3 in 2H'2022
	Asthma					Report Ph2 top-line in 1H'2023
CBP-307 Small molecule targeting S1P1 (Th1 cell modulator)	Ulcerative Colitis (UC)					Complete maintenance phase on UC trial in 2H'2022. Seek partnerships to advance into future trials for both UC and CD.
	Crohn's Disease (CD)*					
CBP-174 Peripherally restricted H3 receptor antagonist	Pruritus associated with AD					Report Ph1 top-line data in 2H'2022

* Phase 2 trial ended early due to COVID-19-related enrolment challenges. Future clinical development plans to be determined upon completion of Ph2 UC trial.

CONNECT BIOPHARMA

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